SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For February 5, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

     1.   Notice to U.S. security holders.

     2. A free English translation of a notice filed with the Chilean Superintendencia de Valores y Seguros on January 16, 2004.

     3. A free English translation of a notice filed with the Chilean Superintendencia de Valores y Seguros on January 20, 2004.

     4. A free English translation of a notice filed with the Chilean Superintendencia de Valores y Seguros on January 22, 2004.

                        Notice to U.S. Security Holders
                        -------------------------------

The enclosed documents filed with the Chilean Superintendencia de Valores y Seguros describe a capital increase of the Company and an offering of preemptive rights in connection therewith. The Company has not offered and does not intend to offer such preemptive rights to holders of ADSs.

The Company has not registered the preemptive rights or the securities to which such preemptive rights relate in the United States under the Securities Act of 1933, as amended, or under any U.S. state securities laws. Therefore, these documents are submitted in satisfaction of U.S. securities regulations only and do not constitute an offer to sell the preemptive rights or the securities to which such preemptive rights relate within the United States to or for the account or benefit of any U.S. person.

               (a free English translation of Spanish original)



                                            Santiago, January 16, 2004
                                            GG No. 010/2004



Mr. Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Securities and Insurance Commission
By Hand
-------
                            Re. Notice of first refusal option
                                Article 104 of the Stock Companies' Regulation.

                                Complies with Ordinary Letter No. 00398
                                dated January 15, 2004 - SVS

                                CHILESAT CORP S.A.
                                Registration in Securities Registry No. 350

Dear Sir:

According to Ordinary Letter No. 00398 and the notice of the first refusal option mentioned in the reference, please find attached the following documents:

     1. Notice published in the Diario Financiero on January 15, 2004, with respect to the first refusal option, pursuant to the provisions of article 104 of the Stock Companies Regulation.

     2. Notice of Correction published in the Diario Oficial on January 16, 2004, which rectifies the previous notice in the terms stated, complying with Ordinary Letter No. 00398 of this Commission.


Yours truly,



Alejandro Rojas Pinaud
General Manager

c.c.:    Santiago Stock Exchanges
         Valparaiso Stock Exchange
         Electronic Stock Exchange
         File

Enc.:    As mentioned.

                (free English translation of Spanish original)


                              CHILESAT CORP S.A.

                           A PUBLICLY TRADED COMPANY

                  REGISTRATION IN SECURITIES REGISTRY No. 350


                          ISSUANCE OF PAYMENT SHARES


a) At a Special General Shareholders' Meeting of the Company, held on September 24, 2003, minutes were recorded in a public document dated September 25, 2003 at the Notary of Santiago of Mr. Raul Undurraga Laso, it was agreed to increase the Company's capital by the amount of CH$16,500,000,000.-, through the issuance of 137,500,000 payment shares without par value.

     The abstract of the aforementioned public document was registered on page 30,926, No. 23.260 of the Trade Registry of Santiago, dated October 2003, and published in the Official Gazette No. 37.682 dated October 11, 2003.

b) The Securities and Insurance Commission of Chile registered in the Securities Registry, No. 704, on December 22, 2003, the issuance of 137,500,000 payment shares of the single series of shares of the Company and without par value, for a total amount of CH$16,500,000,000 to be charged to the increase in capital mentioned above. The term for the issuance, subscription and payment of these shares is three years as of September 24, 2003.

c) The funds obtained by this share issuance will be used to finance investments in telecommunications projects, whether through their direct development, participating in the acquisition of assets and/or shares in companies of the same sector, with the purpose, among others, of increasing corporate services coverage.

d) This issuance is mainly offered to the Company's shareholders, who will be entitled to subscribe to 3,411,679 new shares for each share recorded in the shareholders' registry at January 15, 2004. These shares shall be offered at the price of CH$130 per share adjustable in the proportion in which the Unidad de Fomento varies between the date of the Meeting in which the increase in capital was agreed to and the date in which they are placed; they shall be paid at the moment they are subscribed, in cash or by promissory note issued to the Company.

     The notice of first refusal option to subscribe to these shares, which initiates the option period, shall be published in the Diario Financiero of January 22, 2004.

e) The shareholders entitled to subscribe to the shares or the assignees of the options, shall express in writing their intention and, also, subscribe the relevant shares within the term of 30 days as of the date the option begins, that is, between January 22, 2003 and February 21, 2003, being understood that they waive this right if they do not subscribe to such shares.

f) The right of first refusal for the subscription may be essentially waived and assigned within the term of 30 days mentioned in letter e) above.

     The transfer of the option shall be done through a private document signed by the assignor and the assignee before two witnesses of legal age or before a stockbroker or a notary public, or through public document subscribed by the assignor and the assignee. The assignment shall only take the effect with respect to the Company and to third parties once the Company acknowledges it, in view of the document in which the assignment is evidenced and of the respective certificate of the right to the option in the event the latter would have been issued and withdrawn from the Company.

     The Company will put at the disposal of the shareholders or assignors who thus request it, certificates which evidence the rights of first refusal for the subscription, which they hold. These shall be issued on the working day subsequent to that in which the relevant request is received, and may be withdrawn at the department of shares of the Company between 9:00 and 14:00 hours. Any other information with respect to the procedure for transferring the rights may be directly consulted with the Company or with the relevant share department.

g) The shares corresponding to the balance not subscribed by the shareholders or assignors during the period of the legal first refusal option, as well as the shares corresponding to fractions produced in the prorating among the shareholders, may be offered freely to third parties but not at lower values or more advantageous conditions than those offered during the aforementioned period of first refusal option. The above should be performed at least during the 30 days following the due date of the term of the first refusal option, after which the shares may be offered freely to third parties at once or in installments, in different opportunities, in conditions and terms different to those of the first refusal option, provided these offers are made on stock exchanges, according to the conditions and on the occasions agreed upon by the Board of Directors.

     In the case that after the term of three years counted from September 24, 2003, 100% of the 137,500,000 shares issued have not been subscribed and paid, the increase in capital shall be reduced in full right to the amount effectively paid according to the provisions of article 24 of Law No. 18.046.


h) Summary of the amounts of Company shares traded in the country's Stock Exchanges during the past 12 months:


                           SANTIAGO STOCK EXCHANGE

         MONTH              SHARES               AMOUNT              AVERAGE
                            TRADED               TRADED               PRICE
                                                  (CH$)               (CH$)
     --------------------------------------------------------------------------

        11/2002             108,156            21,812,555             201.68

        12/2002             20,583              4,104,789             199.43

        01/2003            6,726,697          1,148,489,923           170.74

        02/2003             68,750             11,360,000             165.24

        03/2003              3,000               480,000              160.00

        04/2003            1,209,419           160,833,749            133.01

        05/2003             224,577            29,239,828             130.20

        06/2003             804,179            99,678,091             123.95

        07/2003            1,987,268           249,089,145            125.38

        08/2003           18,925,323          2,276,802,413           120.28

        09/2003            3,163,799           388,945,401            127.13

        10/2003            3,454,982           485,199,404            140.44


                         CHILEAN ELECTRONIC EXCHANGE

         MONTH              SHARES               AMOUNT              AVERAGE
                            TRADED               TRADED               PRICE
                                                  (CH$)               (CH$)
     --------------------------------------------------------------------------

        11/2002              7,756              1,589,980             205.00

        12/2002              6,000              1,320,000             220.00

        01/2003            1,369,390           231,986,456            169.41

        02/2003             706,000            131,316,000            186.00

        03/2003            1,031,501           166,597,465            161.51

        04/2003             861,519            142,150,095            165.00

        05/2003               106                13,780               130.00

        06/2003             26,900              3,445,700             128.09

        07/2003             20,000              2,470,000             123.50

        08/2003            1,283,373           169,586,464            132.14

        09/2003             264,615            34,302,855             129.63

        10/2003             264,535            37,133,635             140.37


                          VALPARAISO STOCK EXCHANGE

         MONTH              SHARES               AMOUNT              AVERAGE
                            TRADED               TRADED               PRICE
                                                  (CH$)               (CH$)
     --------------------------------------------------------------------------

        11/2002         No transaction              -                    -

        12/2002         No transaction              -                    -

        01/2003         No transaction              -                    -

        02/2003         No transaction              -                    -

        03/2003         No transaction              -                    -

        04/2003         No transaction              -                    -

        05/2003         No transaction              -                    -

        06/2003         No transaction              -                    -

        07/2003         No transaction              -                    -

        08/2003              4,200               504,840              120.20

        09/2003             31,490              3,999,230             127.00

        10/2003               180                25,380               141.00


i)   These shares have not been classified.



     Alejandro Rojas Pinaud


     GENERAL MANAGER

                (free English translation of Spanish original)



                             NOTICE OF CORRECTION

                              CHILESAT CORP S.A.

                           A PUBLICLY TRADED COMPANY

                  REGISTRATION IN SECURITIES REGISTRY No. 350


                          ISSUANCE OF PAYMENT SHARES


This notice rectifies the notice published in the Diario Financiero dated January 15, 2004, in the following sense.

1.- Letter d) is rectified, in the sense that the Company's shareholders will be entitled to subscribe 0.293110 new shares for each share registered in the shareholders' registry as of January 16, 2004.


2.- The information contained in letter h) is complemented, by adding the transactions corresponding to the months of November and December 2003, as indicated below:


                           SANTIAGO STOCK EXCHANGE

         MONTH              SHARES               AMOUNT              AVERAGE
                            TRADED               TRADED               PRICE
                                                  (CH$)               (CH$)
     --------------------------------------------------------------------------

        11/2003             558,099            74,999,346             134.38

        12/2003             97,983             12,284,940             125.38




                            CHILEAN STOCK EXCHANGE

         MONTH              SHARES               AMOUNT              AVERAGE
                            TRADED               TRADED               PRICE
                                                  (CH$)               (CH$)
     --------------------------------------------------------------------------

        11/2003             242,734            33,415,640             137.66

        12/2003             501,241            65,150,570             129.98

                          VALPARAISO STOCK EXCHANGE

         MONTH              SHARES               AMOUNT              AVERAGE
                            TRADED               TRADED               PRICE
                                                  (CH$)               (CH$)
     --------------------------------------------------------------------------

        11/2003             12,260              1,593,800               130

        12/2003         No transaction              -                    -



Alejandro Rojas Pinaud


GENERAL MANAGER

                (free English translation of Spanish original)


                                                    Santiago, January 20, 2004


Mr. Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Securities and Insurance Commission
By Hand
-------
                                 Re.:  Attaches  notices  in  Circular
                                       Letter  No. 889, on payment share issue.

                                       CHILESAT CORP S.A.
                                       Registration in Securities
                                       Registry  No. 350
                                       ----------------------------------------

Dear Sir:

     Please find attached a copy of the following notices published pursuant to Circular Letter No. 889 of said Securities and Insurance Commission:

1.-  Notice published in Diario Financiero on January 19, 2004.

2.- Notice published in the La Tercera newspaper on January 19, 2004 issuance.

     The above, on the occasion of the issuance of the payment shares as agreed at Special General Shareholders' Meeting held on September 24, 2003.

                                       Yours truly,





                                       CHILESAT CORP S.A.

                                       Alejandro Rojas Pinaud
                                       General Manager

c.c. Santiago Stock Exchange
     Electronic Stock Exchange
     Valparaiso Stock Exchange

                (free English translation of Spanish original)


                              CHILESAT CORP S.A.
                           A PUBLICLY TRADED COMPANY
                 REGISTRATION IN SECURITIES REGISTRY No. 0350
                              TELECOMMUNICATIONS

                          ISSUANCE OF PAYMENT SHARES


Mr. Investor:

Please be informed that CHILESAT CORP S.A., has registered an issuance of payment shares at the Securities and Insurance Commission of Chile under No. 704.

Following is some background information on the characteristics of the issuance and the issuing company.


Information on the Issuance:

Amount of the Issuance                 :  CH$16,500,000,000.-, divided into
                                          137,000,000  payment shares
                                          without par value.

Risk Classifiers                       :  None.

Rating Obtained                        :  Not applicable.

Dates of Rating Agreements             :  Not applicable.

Dates of Last Financial Statements
Considered for Ratings                 :  Not applicable.

Privileges of Shares to be Issued      :  Both the payment shares referred to
                                          in this notice as well as other
                                          shares issued by the company, are
                                          of a single series and with no
                                          privileges, all of them with the
                                          same rights.

Placing Agents                         :  The shares shall be placed by
                                          Santander Investment Chile Limitada.

Payment Modes                          :  The shares may be paid at the moment
                                          of the subscription, in cash or by
                                          promissory note issued to the Company.

Information on the Issuing Company

Number of Shares Prior to
this Issuance                          :  469,105,851 shares without par value.

Privilege of Existing Shares:          :  All shares issued by the company are
                                          of the same series and without any
                                          privileges, all of them with the same
                                          rights.



                                LAST FINANCIAL               LAST ANNUAL
                                   STATEMENT         AUDITED FISCAL YEAR REPORT
                              September 30, 2003          December 31, 2002
                           (thousand Chilean pesos)   (thousand Chilean pesos)


Stockholders' Equity    :         32,111,037                 39,381,893


Total Assets            :         77,704,715                 76,710,504


Total Liabilities       :         45,593,678                 37,328,611


Profit (Loss)           :         (8,147,138)               (13,521,096)


The information contained in this publication is a brief description of the characteristics of the issuance and the issuing company, but it is not all the information required to make an investment decision. More information is available at the offices of the company located in Rinconada El Salto No. 202, district of Huechuraba, at the office of the placing agents and the Insurance and Securities Commission of Chile.




Alejandro Rojas Pinaud


GENERAL MANAGER

                (free English translation of Spanish original)


                                                    Santiago, January 22, 2004


Mr. Alejandro Ferreiro Yazigi
Securities and Insurance Superintendent
Securities and Insurance Commission
By Hand

                                        Re.:  Attaches article 29 of the Stock
                                              Companies' Law Regulation

                                              CHILESAT CORP S.A.
                                              Registration in Securities
                                              Registry No. 350
                                              --------------------------------

Dear Sir:

          Please find attached a copy of a notice published in the Diario Financiero on January 22, 2004, pursuant to the provisions of Article 29 of the Stock Companies' Law Regulation.

          The above relates to the issuance of the payment shares as agreed to at the Special General Shareholders' Meeting held on September 24, 2003.

                                       Yours truly,



                                       CHILESAT CORP S.A.

                                       Alejandro Rojas Pinaud
                                       General Manager

c.c. Santiago Stock Exchange
       Electronic Stock Exchange
       Valparaiso Stock Exchange

                (free English translation of Spanish original)



                              CHILESAT CORP S.A.
                           A PUBLICLY TRADED COMPANY
                  REGISTRATION IN SECURITIES REGISTRY No. 350

                          ISSUANCE OF PAYMENT SHARES


a) The Securities and Insurance Commission of Chile registered in the Securities Registry, No. 704, on December 22, 2003, the issuance of 137,500,000 payment shares of the single series of shares of the stock Company and without par value, for a total amount of CH$16,500,000,000 to be charged to the increase in capital agreed upon at the Special General Shareholders' Meeting of the Company held on September 24, 2003. The term for the issuance, subscription and payment of these shares is three years as of September 24, 2003.

b) The shareholders registered in the registry as of January 15, 2004, are entitled to subscribe to these shares.

c) This notice indicates the beginning of the first refusal option period, which will be extended for a term of 30 days, until February 21, 2004.

d) The notices referred to in article 104 of the Stock Companies' Regulation, were published in the Diario Financiero on January 15, 2004.


     GENERAL MANAGER

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  February 5, 2004